Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 I CH-3280 Murten I Schweiz
P +41 (0)26 672 71 11 I F +41 (0)26 670 10 38 I www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

02 AUG 15

BEST AVAILABLE COPY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

02049302

Murten, 06.08.2002
Preben Sundenaes I preben.sundenaes@saia-burgess.com
P +41 (0) 26 672 75 27 I F +41 (0) 26 670 10 38

Rule 12g3-2(b) File No. 82-4810

Dear Sirs,

The enclosed press release, letter to shareholders as well as the interim report 2002 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Saia-Burgess Electronics Holding AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Very truly yours,

Preben Sundenaes
Group Finance Director

dlw 8/28

b_sec&ex13801.doc

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

saia-burgess
Smart solutions for comfort and safety

Press Release

Saia-Burgess Group with successful first half year

The Saia-Burgess Group achieved sales of CHF 239.5 million in the first six months of 2002, representing an increase of 1.6 percent over the first half of 2001 excluding exchange impacts. EBITA amounted to CHF 22.8 million and the EBITA margin reached 9.5 percent of sales, due to cost reduction measures implemented in the previous year that are now beginning to influence earnings. Net income increased by 9.6 percent to CHF 12.7 million in comparison with the first half of 2001.

In the first six months of 2002, sales amounted to CHF 239.5 million (corresponding period last year: CHF 241.5 million). Excluding exchange impacts, Saia-Burgess showed a sales growth of 1.6 percent in the first half of 2002, which, in light of the very strong first half of 2001, is considered to be most satisfactory. The negative effect of foreign exchange rates on sales amounted to CHF 5.8 million in the first half of 2002. The growth in sales can be attributed to the strong performance of the Automotive Division. Compared with the difficult second half of 2001, sales increased by 10.3 percent and the EBITA margin to sales improved from 7.5 percent to 9.5 percent. EBITA (earnings before interest, tax and amortisation) of CHF 22.8 million (CHF 23.9 million) was achieved in the first half of 2002, representing an EBITA margin of 9.5 percent (9.9 percent). Exchange losses from operating business were offset by translation exchange gains on loans of CHF 2.2 million (CHF 0.3 million). EBIT (earnings before interest and tax) in the first half of 2002 amounted to CHF 20.4 million (CHF 21.4 million) and EBIT margin reached 8.5 percent (8.9 percent). Due in part to lower interest rates, net income increased by 9.6 percent to CHF 12.7 million (CHF 11.6 million) in the first half of 2002.

Good results of the Automotive Division

The Automotive Division increased sales in the first half of 2002 by 12.9 percent to CHF 118.4 million (CHF 104.9 million). The growth in sales was partly due to the inclusion of additional turnover of CHF 3.5 million previously reported within the Industry Division sales. Considering the adjustment for this transfer, the underlying growth in sales amounted to 9.6 percent. EBITA increased to CHF 10.5 million (CHF 8.4 million) reaching 8.9 percent (8.0 percent) of sales. The Division particularly benefited from the increasing vehicle specification levels across the automotive industry in the areas of comfort and safety.

The Industry Division recorded sales of CHF 100.1 million in the first half of 2002. Not considering the effect of the reclassification of certain elements of turnover as sales of the Automotive Division amounting to CHF 3.5 million, sales were 8.7 percent down from the corresponding period last year (CHF 113.5 million). However, compared with the second half 2001, sales of the Industry Division grew by almost 6%. EBITA amounted to CHF 9.6 million (CHF 12.9 million), representing a margin of 9.5 percent (11.4 percent) of sales. The sales turnover for the Industry Division was still affected by difficult market conditions, principally in the USA.

Sales of the Controls Division of CHF 21.0 million (CHF 23.1 million) were almost 9 percent lower than in the corresponding period last year. EBITA of CHF 1.1 million (CHF 2.3 million) represented a margin of 5.3 percent (9.9 percent) of sales. In a difficult market environment, the Controls Division was able to keep the decrease in sales under control by gaining market share particularly in the field of building automation.

Outlook

Saia-Burgess anticipates sales in excess of CHF 475 million for the 2002 financial year and an EBITA margin to sales of around 9.5 percent. This view is based on the good results achieved in the first half of 2002 and the healthy order position – assuming no further deterioration of the business environment and stable foreign exchange rates.

Murten, August 6, 2002

Except for the historical information contained herein, the statements in this press release are forward-looking statements that involve risks and uncertainties.

Further information

Daniel Hirschi, CEO, d.hirschi@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telephone +41 26 672 72 04, Fax +42 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess whose headquarters are in Murten, Switzerland has its own production locations in Europe, North America and Asia. The Group focuses on strong growth segments in the automotive and industrial areas, and on building automation. The product emphasis is on the development and production of switches, sensors, motors, solenoids, electronic controllers and subsystems. In the 2001 financial year, Saia-Burgess, which is quoted on the SWX, employed 2'898 staff and achieved sales of CHF 458.6 million.

Agenda

22.10.02	Publication of 3rd quarter results
25.03.03	Presentation of results to media and investors
08.05.03	Annual Shareholders' Meeting of Saia-Burgess Electronics Holding AG in Murten

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Schweiz
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

02 AUG 15

saia-burgess
Smart solutions for comfort and safety

Letter to Shareholders

Murten, August 6, 2002

Dear Shareholder,

We are pleased to inform you that the Saia-Burgess Group achieved positive results in the first half of 2002. We are enclosing a copy of the **2002 Interim Report.**

Sales amounted to CHF 239.5 million in the first six months of 2002, representing an increase of 1.6 percent over the first half of 2001 excluding negative exchange impacts. The EBITA margin reached 9.5 percent of sales, due to cost reduction measures implemented in the previous year that are now beginning to influence earnings. Net income increased by 9.6 percent to CHF 12.7 million in comparison with the first half of 2001.

Compared with the difficult second half of 2001, sales increased by 10.3 percent and the EBITA margin to sales improved from 7.5 percent to 9.5 percent. The growth in sales can be attributed to the strong performance of the Automotive Division.

Based on the good results achieved in the first half of 2002 and the healthy order position, we anticipate sales in excess of CHF 475 million for the 2002 financial year and an EBITA margin to sales of around 9.5 percent, assuming no further deterioration of the business environment and stable foreign exchange rates.

Our website www.saia-burgess.com provides you with updated information about our Group.

Thank you very much for your confidence in Saia-Burgess.

Yours faithfully,

A. Ocskay

Andreas Z. Ocskay
Chairman of the Board of Directors

Daniel Hirschi
Chief Executive Officer

Enclosures

000 04.01



Interim Report 2002

Smart solutions for comfort and safety

Saia-Burgess Group
Positive results in the first half of 2002

The Saia-Burgess Group achieved sales of CHF 239.5 million in the first six months of 2002, representing an increase of 1.6 percent over the first half of 2001 excluding exchange impacts. Earnings before interest, tax and amortisation (EBITA) amounted to CHF 22.8 million. The EBITA margin reached 9.5 percent of sales, due to cost reduction measures implemented in the previous year that are now beginning to influence earnings. Net income increased by 9.6 percent to CHF 12.7 million in comparison with the first half of 2001.

Sales of CHF 239.5 million in the first half of 2002 were almost at the same level as in the corresponding period last year (CHF 241.5 million). Excluding exchange impacts, Saia-Burgess showed a sales growth of 1.6 percent in the first half of 2002, which, in light of the very strong first half of 2001, is considered to be most satisfactory. The negative effect of foreign exchange rates on sales amounted to CHF 5.8 million in the first half of 2002. The growth in sales can be attributed to the strong performance of the Automotive Division. Compared with the difficult second half of 2001, sales increased by 10.3 percent and the EBITA margin to sales improved from 7.5 to 9.5 percent. EBITA of CHF 22.8 million (CHF 23.9 million) was achieved in the first half of 2002, representing an EBITA margin of 9.5 percent (9.9 percent). Exchange losses from operating business were offset by translation exchange gains on loans of CHF 2.2 million (CHF 0.3 million). EBIT in the first half of 2002 amounted to CHF 20.4 million (CHF 21.4 million) and the EBIT margin reached 8.5 percent (8.9 percent). Due in part to lower interest rates, net income increased by 9.6 percent to CHF 12.7 million (CHF 11.6 million) in the first half of 2002.

Automotive Division
Good sales growth

The Automotive Division increased sales in the first half of 2002 by 12.9 percent to CHF 118.4 million (CHF 104.9 million). The growth in sales was partly due to the inclusion of additional turnover of CHF 3.5 million with no profit impact which was previously reported within the Industry Division sales. Considering the adjustment for this transfer, the underlying growth in sales amounted to 9.6 percent. EBITA increased to CHF 10.5 million (CHF 8.4 million), reaching 8.9 percent (8.0 percent) of sales. The Division particularly benefited from the increasing vehicle specification levels across the automotive industry in the areas of comfort and safety. Sales improved for motors in air-conditioning units and switches, where the Division also took advantage of the trend-shift to subsystems.

Highlights:

- End of June 2002, Saia-Burgess commenced the large-scale production of the newly developed air quality sensor (MiCS) fitted in BMW vehicles. The sensor in the front end of the vehicle measures the CO concentration (carbon monoxide concentration) in the air and regulates the setting of the fresh air intake for the air-conditioning unit. The sensor prevents contaminated air from entering the interior of the vehicle. Large-scale production of the MiCS sensor is a further important step in the continued implementation of Saia-Burgess's sensor strategy.
- Preparations for the production of a subsystem for a new generation of door-locking systems with up to four micro-switches are in full swing. After the start of production, this significant order will generate annual sales of approximately CHF 15 million. Saia-Burgess is taking the

necessary steps to provide the additional production capacity for the large production volume. The planning process for a new manufacturing plant in Hatvan (Hungary) has begun, and the new factory is expected to be operational at the beginning of 2003.

Industry Division
Lower sales reflect market conditions

The Industry Division recorded sales of CHF 100.1 million in the first half of 2002. Not considering the effect of the reclassification of certain elements of turnover as sales of the Automotive Division amounting to CHF 3.5 million, sales were 8.7 percent down from the corresponding period last year (CHF 113.5 million). Including this reclassification, sales were 11.8 percent below last year's figures. However, compared with the second half of 2001, sales of the Industry Division grew by almost 6 percent. EBITA declined to CHF 9.6 million (CHF 12.9 million), representing a margin of 9.5 percent (11.4 percent) of sales. The sales turnover for the Division was still affected by difficult market conditions, principally in the USA. The order book in the first six months of the current year was healthy despite customers remaining very cautious in the planning of deliveries. The weak USD had a significant negative effect on the profit of the Division. Nevertheless, the Industry Division is well prepared for the widely expected recovery with numerous projects and interesting new products.

Highlights:

- A new switch is being employed by a British electronic shower manufacturer. Series production has been started and demand is increasing.
- A European manufacturer is employing a Saia-Burgess motor-driven closing system for self-cleaning ovens (cleaning by overheating). Production commences in 2003.
- Development order of a customised subsystem for a medicinal inhaler using a motor and electronics from Saia-Burgess.

Controls Division
Position maintained despite difficult market environment

Sales of the Controls Division of CHF 21.0 million (CHF 23.1 million) were almost 9 percent lower than in the corresponding period last year. EBITA of CHF 1.1 million (CHF 2.3 million) represented a margin of 5.3 percent (9.9 percent) of sales. The Division was confronted with difficult conditions in both the automated building controls and industrial automation market. Low construction activities coupled with hesitant investments in the industry led to a significant market decline. However, the Division kept the decrease in sales under control by introducing new products and by increasing sales and gaining market share particularly in the field of automated building controls in highly competitive countries such as Germany and Switzerland.

Highlights:

- Newly developed products and functions generated interesting new OEM business in machine building: PCD controls are now also being used in the automation of motor vehicle production (controls for adhesive application and for conveyor equipment). Saia-Burgess Controls has thereby successfully positioned itself as an SPS supplier alongside the previously dominant manufacturer in the European motor industry.
- Network-compatible PCD controls are being used for monitoring tunnels on the new Solothurn–Biel motorway section. Many software and hardware products newly developed in 2001 have matured successfully in this demanding application.

Outlook

Saia-Burgess anticipates sales in excess of CHF 475 million for the 2002 financial year and an EBITA margin to sales of around 9.5 percent. This view is based on the good results achieved in the first half of 2002 and the healthy order position – assuming no further deterioration of the business environment and stable foreign exchange rates. While ensuring sufficient manufacturing capacity for 2003 to cope with the new projects, Saia-Burgess will continue to pursue a policy of strict cost management in the second half of 2002.

Consolidated Performance Indicators

CHF million	1st half 2002	1st half 2001
Sales	**239.5**	**241.5**
Change on previous year	–0.8%	23.9%
Automotive [1]	118.4	104.9
Industry [1]	100.1	113.5
Controls	21.0	23.1
Earnings before interest, tax and amortisation (EBITA)	**22.8**	**23.9**
Change on previous year	–4.6%	9.1%
as % of sales	9.5%	9.9%
Automotive	10.5	8.4
Industry	9.6	12.9
Controls	1.1	2.3
Others	1.6	0.3
Net income (EAT)	**12.7**	**11.6**
Change on previous year	9.6%	–20.7%
as % of sales	5.3%	4.8%

CHF	1st half 2002	1st half 2001
Share indicators		
Earnings per share	20.87	19.02
Diluted earnings per share	20.87	18.90
Net asset per share	212.11	188.59
Share price (29.06.2001)		510.00
Share price (28.06.2002)	495.00	
Market capitalisation 28.06.2002/29.06.2001 (CHF million)	301.94	311.48

[1] Year 2002 includes a CHF 3.5 million reclassification of sales from the Industry Division to the Automotive Division.

Timetable	
22.10.2002	Publication of 3rd quarter results
25.03.2003	Presentation of results to media and analysts
08.05.2003	Annual Shareholders' Meeting of Saia-Burgess Electronics Holding AG in Murten

Consolidated Statement of Income

CHF ,000	1st half 2002	1st half 2001
Sales	**239,501**	**241,466**
Cost of sales	172,332	172,391
Gross profit	**67,169**	**69,075**
Sales and marketing	19,601	22,125
Research and development	13,947	12,604
Administration/other operating expenses	12,422	10,752
Total operating expenses	**45,970**	**45,481**
Operating income	**21,199**	**23,594**
Goodwill amortisation	–2,445	–2,521
Other income [1]	1,598	303
Earnings before interest and tax (EBIT)	**20,352**	**21,376**
Interest expense, net	2,985	5,779
Income before tax	**17,367**	**15,597**
Total income taxes	**4,636**	**3,983**
Net income	**12,731**	**11,614**

[1] Consists of exchange revaluation gains of CHF 2.2 million (2001: CHF 0.3 million) and losses from financial investments of CHF 0.6 million.

Consolidated Balance Sheet

CHF ,000	30.06.2002	31.12.2001
Assets		
Cash	3,345	12,095
Trade receivables	76,117	66,491
Other receivables and prepayments	16,227	10,955
Inventories	56,059	53,193
Current assets	**151,748**	**142,734**
Land and buildings	56,396	57,794
Machinery and equipment	71,126	76,561
Deferred tax asset[1]	8,120	8,120
Goodwill	80,846	83,291
Financial investments	6,164	7,066
Non-current assets	**222,652**	**232,832**
Total assets	**374,400**	**375,566**
Liabilities and shareholders' equity		
Short-term debt	44,531	41,166
Trade payables	45,459	42,788
Other payables and accruals	41,054	38,101
Deferred taxes[1]	5,099	5,099
Short-term liabilities	**136,143**	**127,154**
Long-term loans	85,999	106,335
Long-term provisions	7,734	7,279
Deferred taxes[1]	15,143	15,143
Long-term liabilities	**108,876**	**128,757**
Total liabilities	**245,019**	**255,911**
Share capital	30,538	30,538
Reserves	98,843	89,117
Total shareholders' equity	**129,381**	**119,655**
Total liabilities and shareholders' equity	**374,400**	**375,566**
Operating capital employed	198,597	194,192

[1] Deferred taxes are not adjusted for the interim report.

Consolidated Statement of Cash Flows

CHF ,000	1st half 2002	1st half 2001
Income before tax	**17,367**	**15,597**
Depreciation of tangible fixed assets	11,398	10,952
Amortisation of goodwill	2,445	2,521
Decrease in financial investments	902	193
Increase (decrease) in long-term provisions	455	–427
Revaluation of long-term debt	–2,171	182
Interest expense, net	2,985	5,779
Operating cash flow before working capital changes	33,381	34,797
(Increase) of trade receivables	–9,626	–7,827
(Increase) in other current assets	–5,272	–3,942
(Increase) of inventories	–2,866	–2,569
Increase (decrease) of trade payables	2,671	–2,910
Increase (decrease) of other current liabilities	5,873	–803
Cash generated from operations	24,161	16,746
Interest paid	–2,988	–5,953
Income taxes paid	–7,550	–4,782
Cash flow from operating activities	**13,623**	**6,011**
Purchase of plant and equipment	–7,201	–12,551
Purchase of land and buildings	–136	–840
Proceeds from disposals of tangible assets	56	11
Cash used for acquisitions	0	–100,846
Cash flow from investing activities	**–7,281**	**–114,226**
Treasury shares, options excercised	69	–148
Dividends paid	–6,108	–6,100
(Decrease) increase of loans	–5,953	113,869
Cash flow from financing activities	**–11,992**	**107,621**
Effect of foreign currency translation	–3,100	19
(Decrease) in cash	–8,750	–575
Cash at beginning of the year	12,095	8,136
Cash at end of period	**3,345**	**7,561**
Free cash flow (defined as cash flow from operating activities less cash flow from investing activities excluding acquisitions)	6,342	–7,369
EBITDA	34,195	34,849

Saia-Burgess Electronics Holding AG
Bahnhofstrasse 18 | CH-3280 Murten | Switzerland
T +41 26 672 71 11 | F +41 26 672 73 33 | www.saia-burgess.com

Contact for shareholders, media and analysts:
Daniel Hirschi, CEO
T +41 26 672 72 04
d.hirschi@saia-burgess.com